SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

               __________________________________

                          FORM 11-K

     (Mark One)

     [X]  Annual Report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the fiscal year ended December 31, 1997

                               OR

     [ ]  Transition report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the transition period from ________ to _________

          Commission file number 0-25586 and 33-66740

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                    UNIROYAL CHEMICAL COMPANY, INC.
                           SAVINGS PLAN A
                            BENSON ROAD
                        MIDDLEBURY, CT 06749


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                 Crompton & Knowles Corporation
                One Station Place - Metro Center
                  Stamford, Connecticut 06902



                 UNIROYAL CHEMICAL COMPANY, INC.
                        SAVINGS PLAN A

                  Index to Financial Statements


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of
 December 31, 1997 and 1996

Statements of Changes in Net Assets Available for
 Plan Benefits as of December 31, 1997 and 1996

Notes to Financial Statements

Statement of Net Assets Available for Plan Benefits, Fund
 Information

Statement of Changes in Net Assets Available for Plan Benefits,
 Fund Information

Schedule of Assets Held for Investment Purposes as of Year Ended December 31, 1997

Schedule of Reportable (5%) Transactions for the Year Ended December 31, 1997

Signature


                   UNIROYAL CHEMICAL COMPANY, INC.
                         SAVINGS PLAN A

                 Financial Statements and Schedules

                    December 31, 1997 and 1996

           (With Independent Auditors' Report Thereon)






                 UNIROYAL CHEMICAL COMPANY, INC.
                        SAVINGS PLAN A

                             Index


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of
 December 31, 1997 and 1996

Statements of Changes in Net Assets Available for
 Plan Benefits as of December 31, 1997 and 1996

Notes to Financial Statements

Other Information




                                                     Schedule

Schedule of Assets Held for Investment Purposes
 as of Year Ended December 31, 1997................        I

Schedule of Reportable (5%) Transactions
 for the Year Ended December 31, 1997................     II



               Independent Auditors' Report


Board of Directors
Uniroyal Chemical Company, Inc.
Middlebury, Connecticut:

We have audited the accompanying statements of net assets available for plan benefits of Uniroyal Chemical Company, Inc. Savings Plan A (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at December 31, 1997 and Reportable (5%) Transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   /s/KPMG Peat Marwick LLP


Stamford, Connecticut
June 23, 1998



UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A
Statements of Net Assets Available for Plan Benefits

December 31, 1997 and 1996

                                                 1997         1996

ASSETS:
  Investments:
   Guaranteed investment contracts           $ 8,950,115 $ 11,220,960
   Short term investment fund                  3,124,413    1,171,083
   Investments in registered
    investment companies                         231,824        -
   Investments in common/collective trusts        53,281        -
   Common stock of
    Crompton & Knowles Corporation                12,595        -
   Loans receivable                              241,184      241,407
  Contributions receivable from participants     115,279       99,280
  Contribution receivable from Uniroyal
      Chemical Company, Inc.                       6,682       13,062
       Total assets                           12,735,373   12,745,792

LIABILITIES:
    Administrative expenses payable               14,502       21,581

Net assets available for plan benefits        12,720,871 $ 12,724,211



See accompanying notes to financial statements




UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A
Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 1997 and 1996

                                       1997          1996

Additions attributed to:
  Investment Income:
    Interest income                $   836,675  $    793,009
    Net depreciation in fair value of
      investments                      (18,895)        -
                                       817,780       793,009
  Contributions:
    Employer                            75,447       110,602
    Employee                         1,248,910     1,200,019
                                     1,324,357     1,310,621

      Total additions                2,142,137     2,103,630

Deductions attributed to:
  Benefits paid to participants      2,096,863     1,929,108
  Administrative expenses               48,614        37,339
      Total deductions               2,145,477     1,966,447

      Net (decrease) increase           (3,340)      137,183

Net assets available for plan
  benefits at beginning of year     12,724,211    12,587,028
Net assets available for plan
  benefits at end of year          $12,720,871  $ 12,724,211



See accompanying notes to financial statements





               UNIROYAL CHEMICAL COMPANY, INC
                      SAVINGS PLAN A

Notes To Financial Statements




1.   Plan Description

The Uniroyal Chemical Company, Inc. Savings Plan A (the "Plan") is a defined contribution plan established by Uniroyal Chemical Company, Inc. (the "Company") on October 15, 1986 and amended and restated effective September 1, 1997 to provide a means for eligible employees to supplement their retirement income. Participants receive retirement payments as of their retirement date by electing one of several payment options as specified in the Plan. For complete information, see the Plan document.

The Plan is administered by a Retirement Board consisting of persons appointed by the Board of Directors of the Company.

Through August 31, 1997 the Plan covered all hourly-rate employees represented by collective bargaining agents at the plants or other locations. After August 31, 1997 the Plan covers all hourly-rate and salaried employees represented by a collective bargaining agent at the plants or other locations or hourly-rate employees not represented by a collective bargaining agent at a plant or location to which the Plan has been extended.

Company Contributions

Contributions by the Company are made monthly for each hour for which the participant receives pay from the Company, including 40 hours for each week of vacation eligibility. In addition, the Company will contribute, based upon 40 hours, for any period of absence during which the participant accrues credited service. The rate of contribution per hour is in accordance with the following schedule:

               Years of Service           Rate Per Hour
                 0   -   14                  $ .05
                15   -   24                    .12
                25+                            .18

except that through August 31, 1997, for all hourly-rate employees at the Gastonia, North Carolina and the Bay Minette, Alabama chemical plants, the rate of contribution per hour was in accordance with the following schedule:

               Years of Service           Rate Per Hour
                 0   -   15                  $ .20
                15+                            .30

The Plan provides that, except in certain specified events, Company contributions credited to a participant's account are not vested until the completion of three years of service.
Thereafter, all Company contributions vest when made.

Participant Contributions

Each participant may contribute an amount not to exceed 15% of compensation for each Plan year. Contributions shall be in whole percentages of which up to 10% prior to September 1, 1997 could be made as voluntary regular contributions. Voluntary regular contributions were treated as after tax contributions. The difference between the voluntary regular contributions percentage and the maximum of 15% of compensation was made as voluntary deferred contributions. Voluntary deferred contributions are treated as pre-tax contributions. Due to the Plan amendment participant contributions after September 1, 1997 will be treated as pre-tax contributions.


Participant contributions are normally made by payroll deductions. In any Plan year, the participant's voluntary and deferred contribution is subject to Internal Revenue Service limitations. Additionally, in any Plan year, the aggregate of the Company and participant contributions made for each employee to all defined contribution plans is limited to the lesser of $30,000 or 25% of the employee's compensation. A participant's voluntary regular and deferred contributions account interest is at all times fully vested.

Investments

Prior to September 1, 1997 Employer contributions and participant voluntary and deferred contributions were invested in guaranteed investment contracts and short term investment funds maintained by the State Street Bank and Trust Company ("State Street"). Subsequent to September 1, 1997 Employer contributions are being invested in the Retirement Savings Trust fund maintained by the Vanguard Investment Group. Participant contributions subsequent to September 1, 1997 are being invested in stock and mutual funds maintained by the Vanguard Investment Group.

The guaranteed investment contracts held by State Street at August 31, 1997 will be held to maturity and invested in short term investment funds. These funds will be transferred to and invested in the Vanguard mutual funds in five annual installments with the initial payment on December 31, 1997. The Company contribution portion of each installment payment will be invested in the Retirement Savings Trust Fund. The balance of each participants transfer will be invested in the same ratio as the participant's then current voluntary contribution allocation. If no current voluntary deferred contributions are then being made by the participant, then such amounts will be invested in the Retirement Savings Trust Fund.

Withdrawals and Forfeitures

A participant may withdraw in whole or in part, subject to a 90% maximum on partial withdrawals, his voluntary contributions account at any time, provided that each withdrawal is separated by a period of six months.

In the event of the termination of a participant's employment with the Company because of retirement or death, the participant or a designated beneficiary shall receive payment of his benefit account balance. At December 31, 1997 and 1996, benefit payments due employees who terminated prior to year end and requested distributions of their accounts totaled approximately $67,000 and $233,000, respectively. These amounts have not been recorded in the financial statements but are included as benefit payments and liabilities in the Plan's Form 5500.

Forfeitures, which consist of Company contributions credited to the Company Basic Contributions Account applicable to participants who terminate from the Plan and are not vested, are valued at the employees' share of the cost of the Plan's investment plus accrued interest thereon and applied to reduce the Company's current obligation to contribute to the Plan. There were no forfeitures in 1997 and 1996.

2.   Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Employee Accounts

Aon Consulting, the record keeper of the Plan maintains an individual account for each participant called a "Company Basic Contributions Account" showing the amount of Company contributions in fixed principal and income contracts through August 31, 1997. As these contracts mature the proceeds will be invested in short term investments and finally in various Vanguard Funds as selected by the participants.

The record keeper also maintains, for each participant who elects to make voluntary contributions, a "Voluntary Deferred
Contributions Account" showing the amount of participant contributions in various Vanguard Funds.


Expenses

Expenses incurred by Chase Manhattan Bank, Aon Consulting and State Street, are paid by the Plan except to the extent that the Company shall provide for such payment. The Company provides administrative and accounting services for the Plan at no charge.

Loans

The Plan permits participants to borrow funds from their Voluntary Deferred Contributions subject to certain restrictions. The minimum amount that may be borrowed was $500 through August 31, 1997 and $1,000 thereafter. The maximum amount which may be borrowed is the lesser of $50,000 reduced by the greater of (a) the outstanding balance of loans from the Plan to the participant on the date the loan is made, or (b) the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date the loan is made (excluding any payments made) or 50% of the value of the participants vested interest under the Plan on the date the loan is made or the amount of the participants voluntary deferred account not invested in the Crompton & Knowles Common Stock Fund. Loans bear interest at a rate equal to 1.0% above the prime rate. Loans are payable within five years except for those used to acquire a principal residence which are payable within 10 years through August 31, 1997 and 15 years thereafter.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

3.   Investments

Short Term Investment Fund

The short-term investments funds are valued at cost plus accrued interest. The carrying amount approximates fair value because of the short maturity of those instruments. Interest rates for such investments at the end of 1997 and 1996 was 5.8%.

Guaranteed Insurance Contracts

The guaranteed investment contracts with various insurance companies are valued at contract value which approximates fair value. Such investments earned interest at rates ranging from 4.95% to 8.00% during 1997 and at rates ranging from 4.83% to 8.18% during 1996.

Mutual Funds

The mutual funds sponsored by registered investment companies are recorded at market valuations which are based on published market prices. Purchases and sales are recorded on a trade date basis.

Loans Receivable

The loans receivable from participants are valued at cost plus accrued interest which approximates fair value.


4.   Investments Exceeding 5% of Net Assets

The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 1997 and 1996 are as follows:


Description of Investment              1997              1996

Short Term Investment Fund      $ 3,124,413       $ 1,171,083

Guaranteed Investment Contracts   8,950,115        11,220,960


5.   Tax Status

The Plan obtained its latest determination letter in June 1995, in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company is under the belief that after the amendment and restatement of the Plan, it is still in compliance.

6. The Chase Manhattan Bank, Aon Consulting, and State Street Bank and Trust Company and The Vanguard Investment Group are parties-in-interest as defined in Section 3(14) of the Employee Retirement Income Security Act of 1974. During the years 1997 and 1996 there were no prohibited party-in-interest transactions.

7.   Priorities Upon Termination of the Plan

The Board of Directors of the Company shall have the right from time to time to add to, modify or amend the Plan, and the Board of Directors shall have the right to terminate the Plan. The Board of Directors may also authorize the inclusion in any contract entered into by the Company with the union or unions representing employees, or with any group or groups of employees, of a provision or provisions having the effect of limiting or foregoing any such rights. Further, no addition to, modification, amendment or termination of the Plan shall have the effect of reducing the entitlement of any participant's benefit accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

Upon any terminations of the Plan, or complete and permanent discontinuance of contributions of all participants, the entitlement of each of the participant's Company Basic Contributions Account, if not already vested, shall vest fully and all amounts in all accounts of each participant shall be delivered and paid as soon as practicable.





UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A
Statement of Net Assets Available for Plan
 Benefits, Fund Information
Vanguard Group
December 31,1997
                           Crompton &                        VANGUARD
                            Knowles    VANGUARD   VANGUARD   MORGAN
                             Corp.     WINDSOR    EXPLORER    GROWTH
                             Stock       FUND       FUND       FUND

ASSETS:
Investments in registered
 investment companies     $    -     $   73,083 $    7,075 $   27,367
Common and collective trust    -          -          -          -
Crompton & Knowles Corp.
 - common stock               12,595      -          -          -
Loans receivable               -          -          -          -
Contributions receivable from
 plan participants             4,386     30,215      2,922     10,441

Net assets available
 for plan benefits        $   16,981 $  103,298 $    9,997 $   37,808

                           LONG-TERM
                           CORPORATE     VMMR     VANGUARD   VANGUARD
                              BOND      PRIME    INDEX 500     STAR
                              FUND    PORTFOLIO  PORTFOLIO  PORTFOLIO

ASSETS:
Investments in registered
 investment companies     $    9,532 $   13,354 $   61,710 $   21,671
Common and collective trust    -          -          -          -
Crompton & Knowles Corp.
 - common stock                -          -          -          -
Loans receivable               -          -          -          -
Contributions receivable from
 plan participants             3,349      3,490     24,442      8,874

Net assets available
 for plan benefits        $   12,881 $   16,844 $   86,152 $   30,545


                           RETIREMENT INTERNATIONAL
                            SAVINGS     GROWTH      LOAN
                             TRUST    PORTFOLIO     FUND      TOTAL

ASSETS:
Investments in registered
 investment companies     $    -     $   18,031 $    -     $  231,823
Common and collective trust   53,281      -          -         53,281
Crompton & Knowles Corp.
 - common stock                -          -          -         12,595
Loans receivable               -          -          -          -
Contributions receivable from
 plan participants            18,908      5,954      -        112,981

Net assets available
 for plan benefits        $   72,189 $   23,985 $    -     $  410,680



UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A
Statement of Changes in Net Assets Available for Plan
 Benefits, Fund Information
Vanguard Group
September 1, 1997 through December 31,1997

                           Crompton &                        VANGUARD
                            Knowles    VANGUARD   VANGUARD   MORGAN
                             Corp.     WINDSOR    EXPLORER    GROWTH
                             Stock       FUND       FUND       FUND

Additions attributed to:
 Investment income:
  Interest and dividends  $    -     $   10,948 $      700 $    3,037
  Net appreciation (depreciation)
   in fair value
   of investments                234    (12,430)      (923)    (3,088)
                                 234     (1,482)      (223)       (51)
 Contributions:
  Employer                     -          -          -          -
  Employee                    16,553    105,550     10,220     37,859
                              16,553    105,550     10,220     37,859
   Total additions            16,787    104,068      9,997     37,808

Deductions attributed to:
 Benefits paid
  to participants              -            770      -          -
   Total deductions            -            770      -          -

Inter - fund transfers           194      -          -          -
   Net increase(decrease)     16,981    103,298      9,997     37,808
Net assets available for plan benefits
 at beginning of year          -          -          -          -

Net assets available for plan
 benefits at end of year  $   16,981 $  103,298 $    9,997 $   37,808

                           LONG-TERM
                           CORPORATE     VMMR     VANGUARD   VANGUARD
                              BOND      PRIME    INDEX 500     STAR
                              FUND    PORTFOLIO  PORTFOLIO  PORTFOLIO

Additions attributed to:
 Investment income:
  Interest and dividends  $      163 $      108 $      717 $    1,762
  Net appreciation (depreciation)
   in fair value
   of investments                106      -            199     (1,599)
                                 269        108        916        163
 Contributions:
  Employer                     -          -          -          -
  Employee                    12,612     16,930     85,236     31,169
                              12,612     16,930     85,236     31,169
   Total additions            12,881     17,038     86,152     31,332

Deductions attributed to:
 Benefits paid
  to participants              -          -          -            787
   Total deductions            -          -          -            787

Inter - fund transfers         -           (194)     -          -
   Net increase(decrease)     12,881     16,844     86,152     30,545
Net assets available for plan benefits
 at beginning of year          -          -          -          -

Net assets available for plan
 benefits at end of year  $   12,881 $   16,844 $   86,152 $   30,545


                           RETIREMENT INTERNATIONAL
                            SAVINGS     GROWTH      LOAN
                             TRUST    PORTFOLIO     FUND      TOTAL

Additions attributed to:
 Investment income:
  Interest and dividends  $      466 $      768 $    -     $   18,669
  Net appreciation (depreciation)
   in fair value
   of investments              -         (1,394)     -        (18,895)
                                 466       (626)     -           (226)
 Contributions:
  Employer                    22,851      -          -         22,851
  Employee                    49,049     24,611      -        389,789
                              71,900     24,611      -        412,640
   Total additions            72,366     23,985      -        412,414

Deductions attributed to:
 Benefits paid
  to participants                177      -          -          1,734
   Total deductions              177      -          -          1,734

Inter - fund transfers         -          -          -          -
   Net increase(decrease)     72,189     23,985      -        410,680
Net assets available for plan benefits
 at beginning of year          -          -          -          -

Net assets available for plan
 benefits at end of year  $   72,189 $   23,985 $    -     $  410,680




UNIROYAL  CHEMICAL COMPANY, INC.
SAVINGS PLAN A

Item 27A - Schedule of Assets Held for Investment Purposes
December 31, 1997

                     Description of Investment
 Identity of issuer  including collateral, rate of
  borrower, lessor    interest, maturity date,                Market
  or similar party*    par or maturity value       Cost        Value


State Street Bank    Short Term Investment Fund$ 3,124,413 $ 3,124,413
  Trust Company

State Street Bank    Guaranteed investment contracts with
  Trust Company      various insurance companies with various
                     maturities and interest rates ranging
                     from 4.95% to 8.00%         8,950,115   8,950,115

Vanguard Fiduiciary
  Trust Co.          Explorer Fund                   7,997       7,075
Vanguard Fiduiciary  Long Term Corporate
  Trust Co.            Bond Fund                     9,427       9,532
Vanguard Fiduiciary
  Trust Co.          Index 500 Portfolio            61,512      61,710
Vanguard Fiduiciary  International Growth
  Trust Co.            Portfolio                    19,426      18,031
Vanguard Fiduiciary
  Trust Co.          VMMR Prime Portfolio           13,354      13,354
Vanguard Fiduiciary
  Trust Co.          Star Porfolio                  23,265      21,671
Vanguard Fiduiciary
  Trust Co.          Morgan Growth Fund             30,455      27,367
Vanguard Fiduiciary
  Trust Co.          Windsor Fund                   85,491      73,083
Vanguard Fiduiciary  Retirement Savings
  Trust Co.            Trust                        53,281      53,281
Vanguard Fiduiciary  Crompton & Knowles
  Trust Co.            Stock Fund                   12,361      12,595
                                                   316,569     297,699




Loans receivable from Loans earn interest at the prime
  participants        rate plus 1%                 241,184     241,184

Total investments                              $12,632,281 $12,613,411

*Party - in - Interest


UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1997

  Indentity                                                    Net
     of
    Party     Description  Purchase   Selling    Cost of      Gain
  Involved     of Asset      Price     Price       Asset     (Loss)

I. Single Transactions

State Street
  Bank and   Short Term
  Trust        Investment
  Company      Fund       $    -    $  882,445 $  (882,445)$    -


II. Series of Transactions

State Street
  Bank and   Guaranteed
  Trust        Investment
  Company      Contracts   (658,108)     -         658,108      -

State Street
  Bank and   Short Term
  Trust        Investment
  Company      Fund            -     1,871,448  (1,871,448)     -




                         SIGNATURE




    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             UNIROYAL CHEMICAL COMPANY, INC
                             SAVINGS PLAN A





Date: June 23, 1998          By:/s/Charles J. Marsden
                                   Charles J. Marsden
                                   Senior Vice President &
                                   Chief Financial Officer